FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.           an announcement regarding connected transactions of Huaneng Power International, Inc. (the “Registrant”); and
2.           an announcement regarding connected transactions in respect of acquisition of fuel company interest and capital increase in fuel company;

Each made by the Registrant on January 12, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 11 January, 2013, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2013 and expiring on 31 December 2013. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; and (v) provision of entrusted sale services. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those five types of transactions, since the transaction scale in relation to the purchase of coal and transportation services exceeds 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such transaction shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48. The transaction scale of each of the remaining four types of transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirement.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in March 2013 to table the relevant resolutions for obtaining the approval from the Independent Shareholders on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement.

A circular containing, inter alia, further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Adviser, together with a notice to convene the extraordinary general meeting to approve the conduct of the continuing connected transactions (including their respective proposed caps) contemplated under the Huaneng Group Framework Agreement will be issued by the Company to the shareholders within 15 business days from the date of publication of this announcement.

RELATIONSHIP AMONG THE COMPANY, HUANENG GROUP AND FUEL COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 61,996.50 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC, as the controlling shareholders of the Company, holds approximately 36.05% of the total issued share capital of the Company. Huaneng Group is holding a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also, directly and indirectly (through its subsidiaries other than HIPDC), holds an aggregate of 15.29% interest in the total issued share capital of the Company.

Huaneng Group and the Company each holds 50% interest in Fuel Company following its re-organisation. Fuel Company’s principal businesses include whole-sale of coal, import and export business, provision of storage services and economic intelligence consultancy.

The relationship among the Company, Huaneng Group and Fuel Company are as follows:

*	Huaneng Group, through Hua Neng HK , its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

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Huaneng Group holds a 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.82% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its non wholly owned subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group and Fuel Company are connected persons of the Company while the transactions between the Company, Huaneng Group (including its subsidiaries and associates) and Fuel Company constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

RELATIONSHIP BETWEEN THE COMPANY AND JIANGSU GUOXIN

Jiangsu Guoxin is a company incorporated in the PRC. The principal business of Jiangsu Guoxin includes operation, management, transfer, investment of State-owned assets, enterprise trusteeship, asset restructuring and other approved businesses, and leaving of properties. Jiangsu Guoxin holds a 30%, 26.36%, 30% and 21% interest in the subsidiaries of the Company, being Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd. and Huaneng

Jinling Combined Cycle Co-generation Co., Ltd. respectively. Under the Hong Kong Listing Rules, Jiangsu Guoxin is a connected person of the Company.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 5 January 2012 (“2012 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2012. The 2012 Huaneng Group Framework Agreement has expired on 31 December 2012. Reference is made to the announcement of the Company dated 6 January 2012 and the Company’s circular dated 20 January 2012 where details of the continuing connected transactions as contemplated by Huaneng Group Framework Agreement for 2012 (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 11 January 2013 for a term commencing on 1 January 2013 and expiring on 31 December 2013. Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries has to outsource ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the 2012 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2012 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2012 was set at RMB1.7 billion. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB396 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. According to the management policy of the Company and its subsidiaries, the Company and its subsidiaries will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company and its subsidiaries for the purchase of ancillary equipment and parts. As such, the Company and its subsidiaries purchased part of the ancillary equipment and parts during 2012 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2013, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2.4 billion. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the changes in market conditions in 2013, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, as well as taking into account the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2013 exceeds the above cap (i.e. RMB2.4 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)	Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates (including Fuel Company) at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the 2012 Huaneng Group Framework Agreements with respect to the purchase of coal and transportation services in 2012 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2012 was set at RMB13.3 billion. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB6.56 billion. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates (including Fuel Company) pursuant to the Huaneng Group Framework Agreement in 2013 is estimated to be RMB38.1 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries, taking into account the ability of Huaneng Group and its subsidiaries and associates to make bulk supply of coal and transportation services to the Company and its subsidiaries at favorable prices and in a timely and reliable manner.

Although the amount of the abovementioned connected transactions shows a considerable increase from the amount for the preceding year, the Company will, through the Huaneng Group Framework Agreement and a series of risk management arrangements in accordance with the regulatory requirements, endeavor to maintain its independency in decision-making, the fairness of the prices and terms of the transactions as well as the flexibility in purchasing coal from independent third parties other than the connected persons so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Fuel Company will be no less favorable than those available from independent third parties.

The competitive advantage of Huaneng Group and its subsidiaries and associates (including Fuel Company) in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates (including Fuel Company) to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries.

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services between the Company (and its subsidiaries) and Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries has to lease facilities, land and office spaces (mainly includes power transmission and transformation assets, vessels, power plants land and office spaces) from Huaneng Group and its subsidiaries and associates. Pursuant to the 2012 Huaneng Group Framework Agreements with respect to the leasing of facilities, land and office spaces in 2012 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2012 was set at RMB300 million. During the period from 1 January 2012 to 30 November 2012, the aggregate fee (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB243 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. Pursuant to the Huaneng Group Framework Agreement, the aggregate transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2013 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favorable prices for leasing of facilities, land and office spaces. Taking into consideration the capability of Huaneng Group, its subsidiaries and its associate in offering competitive prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leasing of facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2013 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the 2012 Huaneng Group Framework Agreements with respect to the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2012 was set at RMB700 million. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB496 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and its associates in 2013 is estimated not to exceed RMB900 million. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. On the other hand, consideration has also been given to the needs of the Company and its subsidiaries for the production related services provided by Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services, engineering contracting services and other services is that they can offer more favorable prices for the provision of technical services, engineering contracting services and other services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for the provision of technical services, engineering contracting services and other services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associates to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company and its subsidiaries can thus be reduced. On the other hand, the Company is of the view that that the provision of production related services to Huaneng Group and its subsidiaries and associates by the Company and its subsidiaries can bring about operation benefits for the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2013 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Pursuant to the 2012 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2012 was set at RMB700 million. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount (unaudited) for the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB343 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. For 2013, the transaction amount with respect to such services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted power generation and development of such transaction as deemed reasonable by the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; (2) upon power generation, Huaneng Group and its subsidiaries and associates settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. In addition, payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2013 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans for 2013 is expected to be RMB600 million and the transaction amount (i.e. the amounts arising from the provision of entrusted loans) of the entrusted loans  for 2013 is expected to be RMB2 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

Jiangsu Guoxin Framework Agreement

The Company entered into the Jiangsu Guoxin Framework Agreement with Jiangsu Guoxin on 5 January 2012 (“2012 Jiangsu Guoxin Framework Agreement”) to regulate the provision of entrusted sale services between the Company and its subsidiaries and Jiangsu Guoxin and its subsidiaries and associates, provision of entrusted sale services mainly is substituted power generation. The term of the Jiangsu Guoxin Framework Agreement has expired on 31 December 2012.

In order to continue such transactions, the Company, as approved by the Board, entered into the Jiangsu Guoxin Framework Agreement with Jiangsu Guoxin on 11 January 2013 for a team commencing on 1 January 2013 and expiring on 31 December 2013.

Pursuant to the 2012 Jiangsu Guoxin Framework Agreement, the cap of the transaction amount for the provision of entrusted sale services between the Company and its subsidiaries and Jiangsu Guoxin and its subsidiaries and associates for 2012 was set at RMB1 billion. During the period from 1 January 2012 to 30 November 2012, the aggregate transaction amount for the provision of entrusted sale services between the Company (and its subsidiaries) and Jiangsu Guoxin and its subsidiaries and associates was RMB183 million. It is estimated that at the end of 2012, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2012. Pursuant to the Jiangsu Guoxin Framework Agreement, the transaction amount with respect to the provision of entrusted sale services between the Company (and its subsidiaries) and Jiangsu Guoxin and its subsidiaries and its associates in 2013 is estimated not to exceed RMB600 million. The estimate of the cap of such transaction amount is based on the current scale and operation of the overall business of the related parties, anticipated power sold and substituted tariffs and the anticipated development of such related parties as deemed reasonable by the Company and its subsidiaries.

In order to increase output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants, closed or not, of the place where they are located (including connected persons and non-connected persons). The advantage of Jiangsu Guoxin  and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution; besides, Jiangsu Guoxin and its subsidiaries and associates maintain a good relationship with the Company and its subsidiaries.

Under the Jiangsu Guoxin Framework Agreement, the prices/fees in relation to the provision of entrusted sale services to Jiangsu Guoxin and its subsidiaries and associates shall be agreed and confirmed by both parties and negotiated and determined at arm’s length terms, taking into account the then prevailing market prices and conditions; but in any event at the terms no less favorable than those offered to the Company and its subsidiaries by an independent third party for the provision of entrusted sale services. In addition, payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Jiangsu Guoxin and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries settle the payment with the power grid company before paying the difference to Jiangsu Guoxin and its subsidiaries and associates; (2) upon power generation, Jiangsu Guoxin and its subsidiaries and associates settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries.

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Mr Xu Zujian, a director of the Board of the Company being regarded as having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Jiangsu Guoxin Framework Agreement (and the cap of the transaction). The resolution was voted by directors who are not connected to the transactions.

The Board (including the Independent non-executive Directors) is of the view that the Jiangsu Guoxin Framework Agreement was entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 1%, such transactions are therefore exempt from reporting, annual review, announcement and Independent Shareholders’ approval requirements. The Company makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services (including the proposed cap) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company will convene an extraordinary general meeting in March 2013 to seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,215,626,960 ordinary shares in the Company, representing approximately 51.34% of the total issued shares of the Company as at the date of this announcement) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement.

A circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor together with a notice to convene the extraordinary general meeting to approve, inter alia, the purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement will be issued by the Company to shareholders within 15 business days from the date of publication of this announcement.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc. and its subsidiaries;

“Directors”	the directors of the Company;

“Fuel Company”	Huaneng Power International Fuel Co., Ltd.;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions (for 2013) between Huaneng Power International, Inc. and China Huaneng Group entered into between the Company and Huaneng Group on 11 January 2013;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, comprising independent non-executive Directors who are independent of the subject transaction;

“Independent Financial Adviser”
an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transaction regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“Jiangsu Guoxin”	Jiangsu Province Guoxin Asset Management Group Company Limited;

“Jiangsu Guoxin Framework Agreement”
the framework agreement on the continuing connected transactions (for 2013) between Huaneng Power International, Inc. and Jiangsu Province Guoxin Asset Management Group Company Limited entered into between the Company and Jiangsu Guoxin on 11 January 2013;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
12 January 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTIONS
ACQUISITION OF FUEL COMPANY INTEREST
AND CAPITAL INCREASE IN FUEL COMPANY

  •    On 11 January 2013, the Company entered into the Equity Transfer Agreement with Huaneng Group, pursuant to which the Company agreed to acquire a 50% interest in Fuel Company from Huaneng Group for a consideration of approximately RMB108,316,350. The purchase price was determined on arm’s length terms between the parties and will be funded by the Company’s internal cash surplus.

  •    On the same day, the Company entered into the Capital Increase Agreement with Huaneng Group and Fuel Company, pursuant to which the Company agreed to make a capital injection of RMB1.4 billion into Fuel Company after the completion of the Acquisition. The subscription money was determined on arm’s length terms among the parties and will be funded by the Company’s internal cash surplus.

  •    HIPDC, as the direct controlling shareholder of the Company, holds 36.05% of the total issued share capital of the Company, while Huaneng Group holds a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also directly and indirectly (through its subsidiaries other than HIPDC) holds an aggregate interest of 15.29% in the Company. On the other hand, as of 11 January 2013, Huaneng Group holds 100% interest in Fuel Company. Therefore, Huaneng Group and its associates (including Fuel Company) are connected persons of the Company under the Hong Kong Listing Rules. The Company’s acquisition of the Fuel Company Interest held by Huaneng Group and the capital increase to Fuel Company thus constitute connected transactions of the Company.

  •    Taking such two transactions as a whole in accordance with Rule 14A.25 of the Hong Kong Listing Rules, the aggregate of the transaction amount involved is approximately RMB1,508,316,350. As the transaction scale in aggregate does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the acquisition of Fuel Company Interest and the capital increase in Fuel Company are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND FUEL COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 61,996.5 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Fuel Company was incorporated in the PRC. Currently, and it is a wholly owned subsidiary of Huaneng Group. Fuel Company’s principal businesses include whole-sale of coal, import and export business, provision of storage services and economic intelligence consultancy.

HIPDC, as the controlling shareholders of the Company, holds approximately 36.05% of the total issued share capital of the Company. Huaneng Group is holding a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also, directly and indirectly (through its subsidiaries other than HIPDC), holds an aggregate of 15.29% interest in the total issued share capital of the Company. On the other hand, as of 11 January 2013, Huaneng Group holds 100% interest in Fuel Company.

The relationship among the Company, Huaneng Group and Fuel Company are as follows:

*	Huaneng Group, through Hua Neng HK , its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#
Huaneng Group holds a 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.82% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its non wholly owned subsidiary), respectively.

According to the Hong Kong Listing Rules, Huaneng Group and its associates (including Fuel Company) are connected persons of the Company, and accordingly, the acquisition of Fuel Company Interest and the capital increase to Fuel Company, respectively, constitute connected transactions of the Company.

Taking two transactions as a whole in accordance with Rule 14A.25, the aggregate of the transaction amount involved is approximately RMB1,508,316,350. As the transaction scale in aggregate does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the acquisition of Fuel Company Interest and capital increase in Fuel Company are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

EQUITY TRANSFER AGREEMENT

The Acquisition was approved by the Directors at the board meeting on 11 January 2013. The Equity Transfer Agreement was signed by Huaneng Group and the Company on the same day.

Date:	11 January 2013

Parties:	Seller: Huaneng Group
Purchaser: the Company

Interest to be acquired:	50% equity interest (and the relevant shareholder’s interest) in Fuel Company

Consideration:
The consideration for the purchase of the Fuel Company Interest is approximately RMB108,316,350. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Manner of payment:
The Company shall pay to Huaneng Group the consideration in cash by one-off payment  within 15 working days from the closing date. The consideration will be funded by the Company’s internal cash surplus.

Closing date:	The day on which the Company is registered at the competent Administration for Industry and Commerce as the holder of 50% interest in Fuel Company

Arrangement for the transfer of interest:
Within five days after the signing of the Equity Transfer Agreement, Huaneng Group shall urge Fuel Company  to submit all the documents required for registering the Acquisition with the relevant registry and to complete all the registration formalities in connection with the Acquisition timely.

CAPITAL INCREASE AGREEMENT

Pursuant to the Capital Increase, Fuel Company, after the Acquisition, will increase its registered capital from RMB200,000,000 to RMB3 billion while the shareholders of Fuel Company would subscribe for additional newly increased registered capital of Fuel Company in cash proportionate to their shareholdings in Fuel Company after the completion of the Acquisition. Details are set out below:

Shareholders of Fuel Company (after the Acquisition)	Shareholding before completion of the Capital Increase (after the Acquisition)	Corresponding amount of registered capital held before the Capital Increase but after the Acquisition	Capital contribution as per Capital Increase made by shareholders	Corresponding capital contribution after completion of the Capital Increase	Shareholdings after completion of the Capital Increase
		(RMB)	(RMB)	(RMB)	(RMB)

Huaneng Group	50%	100,000,000	1,400,000,000	1,500,000,000	50%
The Company	50%	100,000,000	1,400,000,000	1,500,000,000	50%

Total	100%	200,000,000	2,800,000,000	3,000,000,000	100%

The Capital Increase was approved at the meeting of the board of Directors of  the Company held on 11 January 2013. On even date, the Company entered into the Capital Increase Agreement with Huaneng Group and Fuel Company:

Date:	11 January 2013

Parties:	(1)the Company;

(2)Huaneng Group; and

(3)Fuel Company

Interests to be subscribed:
After the Acquisition, the Company will hold 50% of the registered capital of Fuel Company. As the Capital Increase is to be conducted on a pro-rata basis in accordance with the shareholding of the respective shareholders of Fuel Company after the Acquisition, the Company’s interests in Fuel Company will remain unchanged following the completion of the Capital Increase.

Subscription Amount:
The Company will subscribe for an amount of RMB1.4 billion of newly increased registered capital of Fuel Company so as to maintain its 50% shareholdings in Fuel Company after the completion of the Capital Increase. The consideration will be funded by the Company’s internal cash surplus.

Payment time:	Huaneng Group and the Company shall make the full payment of their part of capital injection within 15 working days after the Capital Increase Agreement becomes effective.

Effective time of the Capital Increase Agreement:
The agreement is made upon the signing by the authorized representative or its attorney under seal. The agreement will take effect on the date when the transfer of the relevant 50% equity is completed.

INFORMATION REGARDING FUEL COMPANY

Background of Fuel Company

Fuel Company was established as a limited liability company on 6 December 2010 jointly by Huaneng Group, North United Power Co., Ltd., Huaneng Hulunbeir Energy Development Co., Ltd., Huaneng Shandong Power Generation Co., Ltd., Huaneng Jilin Power Generation Co., Ltd., Huaneng Hainan Power Generation, Inc., Huaneng Energy & Communications (Holding) Co., Ltd. and Huating Coal Industry Group Co., Ltd.. As of 30 September 2012, Huaneng Group held 51% interest in Fuel Company while each of the seven remaining shareholders held 7% interest in Fuel Company. On 10 December 2012, Huaneng Group entered into a share transfer agreement with such seven remaining shareholders to acquire an aggregate of 49% interest in Fuel Company in consideration of RMB106,150,023. Upon completion of such transfer, Fuel Company becomes a wholly owned subsidiary of Huaneng Group.

The subject matter of the Acquisition is the 50% equity interests held by Huaneng Group in Fuel Company, with good and clean title, free from mortgage, pledge or any other restrictions on transfer. It has not been involved in any litigation, arbitration or subject to seizure, freezing or any other judicial actions, nor is there any other circumstance preventing the transfer thereof.

Fuel Company has two non-wholly owned subsidiaries, details of which are set out below:

1.	Leading Shipping

Leading Shipping was established on 25 September 2008 with registered share capital of RMB500,000,000. Fuel Company contributed RMB300,000,000 for holding 60% interest therein. Leading Shipping’s business scope covers: general cargo transportation along the domestic coastlines and the middle and the lower reaches of the Yangtze River; transportation agency for the roadway cargo, transportation agency for the international maritime cargo, maintenance of the ship equipment, business consultancy (excluding brokerage); transportation agency for the waterway cargo, shipping agency; international shipping of the general cargo; coal wholesale business; international ship management business; the import and export of the goods and technology.

2.	Ruigang Logistics

Ruigang Logistics was incorporated on 19 December 2011 with registered capital of RMB200,000,000. Fuel Company contributed RMB20,000,000 for its holding of 10% of Ruigang Logistics’ interests. Ruigang Logistics’ business scope covers: coal wholesale business, general cargo transportation; cargo transportation agency, warehouse services, logistics information system management and consultancy services.

Selected Financial Information of Fuel Company

The following sets out certain financial information of Fuel Company as at 31 December 2011 (audited) and 30 September 2012 (audited) and for the year/period then ended, prepared in accordance with PRC Accounting Standards;

	As at 31 December 2011	As at 30 September 2012
	(RMB)	(RMB)
	(audited)	(audited)

Operating revenue	912,209,688.39	1,640,012,949.47
Operating profit/loss	98,073,698.86	16,822,257.34
Profit/loss before tax	98,073,698.86	16,822,257.34
Net profit/loss	73,267,678.35	12,679,562.18
Total assets	403,347,708.57	1,300,993,022.09
Net assets	273,267,678.35	302,884,078.89

Following the Acquisition and the Capital Increase, Fuel Company becomes an associated company of the Company, equity accounting method will be applied for accounting treatment. After the Acquisition and the Capital Increase, Fuel Company’s board will comprise of 5 directors, among which 2 directors will be appointed by Huaneng Group while 2 directors will be appointed by the Company for election at shareholders meeting of Fuel Company. There will be an additional employee director whom will be elected democratically at the employee meeting or employee representative meeting. The Company, as a shareholder of Fuel Company, will exercise shareholder’s rights and maintain the business purpose of Fuel Company in accordance with the articles of association of Fuel Company.

Valuation of Fuel Company

Zhong Tian Hua Assets Appraisal Co., Ltd., an independent asset appraisal institution which is qualified to conduct security and futures related practices, has conducted a valuation on Fuel Company by using asset base method. The appraisal date is fixed on 30 September 2012 and the results are set out below:

(RMB in ten thousands)

	Book value	Appraised value	Increase/Decrease (amount)	Increase/Decrease (%)

Current assets	97,159.50	98,521.12	1,361.62	1.40
Non-current assets:	32,939.80	22,953.04	–9,986.76	–30.32
including: Long-term equity investments	32,690.23	22,705.85	–9,984.38	–30.54
Fixed assets	233.13	230.75	–2.38	–1.02
Intangible assets	16.44	16.44	0.00	0.00
Total assets	130,099.30	121,474.16	–8,625.14	–6.63
Current liabilities	99,810.89	99,810.89	0.00	0.00
Non-current liabilities	0.00	0.00	0.00
Total liabilities	99,810.89	99,810.89	0.00	0.00
Total shareholders equity	30,288.41	21,663.27	–8,625.14	–28.48

According to the assets appraisal report issued by Zhong Tian Hua, the appraised value of the net assets of Fuel Company shows a variation of -28.48%. The over 20% deviation from the book value is mainly caused by the impairment of the value of Fuel Company’s long-term equity investments in its subsidiary Leading Shipping.

Reasons for the Acquisition and the Capital Increase, Pricing Factors and Impact

The pricing of the Acquisition has taken into consideration of the appraised value of the net assets of Fuel Company as indicated in the appraisal report, which is approximately RMB 216,632,700, thus the price for the corresponding 50% interest being fixed at approximately RMB 108,316,350.

The Company is principally engaged in coal-fired power generation. Ensuring a sufficient coal supply is the fundamental needs for the Company’s development. The acquisition of the interests in Fuel Company and the capital increase by the Company have been taken into account Fuel Company’s business objective of consolidating the internal resources of Huaneng Group, whereby forming the scale advantage to improve the dominating position in the market as well as the bargaining power, which are conducive to ensure the coal supply of the Company’s coastal power plants. As a shareholder of Fuel Company, the Company is able to share Huaneng Group’s coal procurement platform and thus reasonably optimize the coal inventory and reduce the overall inventory costs which leads to the reduction of coal procurement costs. Meanwhile, the Company is able to consolidate the shipping resources owned by Fuel Company through the proposed transaction, thus improve its coal transportation capability and ensure the smooth transportation of the seaborne coal.

Since coal trading is one kind of commodity trading, it will require more working capital. The Company further provides Capital Increase following Completion of the Acquisition is to ensure that Fuel Company has sufficient working capital, and hence is conducive to reduce the utilization of capital by the power plants.

The Transaction does not involve any change in the shareholding of the Company, nor will it not affect the maintenance of sound and effective corporate governance structure of the Company. Upon completion of the Transactions, there will be a partial increase in the non-current assets of the Company and a corresponding decrease in its current assets as a result of the payment of the consideration in cash. Therefore, the Transaction will have no effect on the net assets of the Company.

Upon completion of the Transaction, in order to utilize Huaneng Group’s ability to integrate resources, Huaneng Group remains to be the controlling shareholder of Fuel Company and the financial accounts of which will not be consolidated into those of the Company.

For the conduct of the Transaction, the Company has taken into account the relevant potential risks, including:

1.
The transfer price of the Fuel Company Interest under the Acquisition is based upon the appraised value of net assets as indicated in the appraisal report. If any material change occurs in the status of such assets or in the market conditions after the reference date of the appraisal, the appraised value of the target assets may deviate from its actual value, which poses a risk of impairment.

2.
As Fuel Company is principally engaged in the wholesale and distribution of coal, it is subject to risks relating to national policies and fluctuations in market prices and may experience fluctuations in its profitability.

CONNECTED TRANSACTIONS UNDER THE HONG KONG LISTING RULES

Pursuant to the Hong Kong Listing Rules, the Acquisition and the Capital Increase constitute connected transactions of the Company. Taking two transactions as a whole in accordance with Rule 14A.25, the aggregate of the transaction amount involved is approximately RMB1,508,316,350. As the transaction scale in aggregate does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, both of the acquisition of Fuel Company Interest and the capital increase to Fuel Company are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders’ approval requirements.

The Board of Directors of the Company has approved the resolutions regarding the Acquisitions. Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having connected relationship with Huaneng Group, abstained from voting on the board resolutions relating to the Transaction. The resolutions were voted by directors who are not connected to the transactions. The Directors (including independent non-executive Directors) are of the view that the Equity Transfer Agreement and the Capital Increase Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

“Acquisition”	the purchase by the Company of the Fuel Company Interest held by Huaneng Group as per Equity Transfer Agreement;

“associate”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Capital Increase”	the capital injection of RMB1.4 billion by the Company into Fuel Company as per Capital Increase Agreement;

“Capital Increase Agreement”	the capital increase agreement of China Huaneng Group Fuel Co., Ltd., which was entered into between the Company, Huaneng Group and Fuel Company on 11 January 2013;

“Company”, “HPI”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“Equity Transfer Agreement”	the equity transfer agreement in respect of China Huaneng Group Fuel Co., Ltd., which was entered into between the Company and Huaneng Group on 11 January 2013;

“Fuel Company”	China Huaneng Group Fuel Co., Ltd.;

“Fuel Company Interest”	50% interest in the registered capital of Fuel Company held by Huaneng Group and will be sold to the Company as per Equity Transfer Agreement;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“Leading Shipping”	Shanghai Leading Energy Shipping Co., Ltd.;

“PRC”, “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC;

“Ruigang Logistics”	Qinhuangdao Ruigang Coal Logistics Co., Ltd.;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Transaction”	the Acquisition and the Capital Increase, collectively.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
12 January 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming

Title: Company Secretary

Date:    January 14, 2013